April 21, 2009

Via EDGAR and Facsimile
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:   Desert Capital REIT, Inc.
Form 10-K and 10-K/A for the year ended 12/31/2007
Filed on 3/31/2008 and 4/14/2008
File No.  000-51344

Dear Mr. Bonilla:

Set forth below are the responses of Desert Capital REIT, Inc. (“Desert Capital” or the “Company”) to the Commission’s comment letter dated March 27, 2009.

For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments in bold font.

1.           We have read and considered your response to comment one.  Please refer to your analysis of SAB Topic 5:U provided in your first response letter dated January 13, 2009.  Please expand on your analysis of the referenced guidance to address the following comments:

•
We noted your assertion that CM has historically been profitable.  Clarify whether CM has historically produced cash flows from operations that will be sufficient to fund future debt service, irrespective of Sandstone’s ability to satisfy those requirements through deferral (contractually or otherwise) of any required cash payments or the issuance of additional securities to satisfy such requirements.

Consolidated Mortgage (“CM”) was formed in 1977 as a mortgage company originally in the business of originating and servicing mortgage loans, primarily to homeowners as a way to consolidate their mortgage debt.  During the early 1990s, CM shifted its business model to the origination and servicing of land acquisition, development, and construction loans in response to the changing market conditions.  In 2001, Todd Parriott joined the company, which at that time had 13 employees, and in 2003, Mr. Parriott became President of CM.  CM earns fees from the origination and servicing of these mortgage loans.  Since its inception, CM has been profitable.  CM’s recent profitability is evidenced by the following summarized audited financial results for the past five years:

	Revenues	Pretax Income	Cash Flow from Operating Activities
	(dollars in thousands)
2008 (unaudited preliminary)	$12,371	$1,849	$5,773
2007	11,165	2,209	9,949
2006	14,207	5,760	(988)
2005	13,808	5,711	5,324
2004	11,625	2,775	3,919
2003	9,315	3,941	3,597

The financial performance outlined above for 2003, 2004, 2005 and 2006, as well as the 2007 year-to-date results through the closing date of the sale of CM, demonstrated that CM had historically produced sufficient cash flow from operations to make the required payments on the $15.5 million note payable to DCR.  Accordingly, at the time of the sale in November 2007, DCR concluded that the note was collectible and reasonable consideration in the transaction.

•
We noted the original capitalization of Sandstone consisted of $7.5 million of cash and securities.  Tell us the amount of cash, and the amount and nature of the referenced securities, comprising the original capitalization.  Also, tell us the leverage level of Sandstone immediately after its acquisition of CM.

In our response to the Commission’s first comment letter, we stated that Sandstone’s original capitalization was $7.5 million.  However, this statement was made in error as Sandstone’s original capitalization was actually $12.0 million.  We apologize for our error.  Sandstone’s original capitalization was comprised of the following:

•	$105,000 in cash;

•	$4.4 million in DCR stock;

•
$7.0 million in fair value resulting from the cancellation of the Burton (the predecessor Advisor to DCR) management agreement of CM.  Prior to the purchase of CM by Sandstone, CM paid Burton a fee equal to one-third of the profits of CM.  Upon acquisition by Sandstone, the management agreement  with Burton was terminated.  The value of this agreement to Burton was estimated at $7 million;

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$500,000 in fair value ownership interest in CMC Financial Services, Inc. (“CMCFS”) stock.  Upon the contribution of all of the issued and outstanding stock of CMCFS stock to Sandstone, Sandstone became the sole owner of the CMCFS, which is a registered broker/dealer.

Subsequent to the capitalization of Sandstone, the $105,000 in cash and the $4.4 million in DCR stock were paid by Sandstone to DCR as part of the purchase price paid to DCR in connection with the sale of CM to Sandstone.  CM also issued a $15.5 million note payable to DCR for the remaining amount of the purchase price.  Upon the consummation of the sale, CM became a wholly-owned subsidiary of Sandstone.  Following the issuance of the note payable to DCR, Sandstone’s leverage on a consolidated basis was $15.5 million.  Concurrent with closing of the transaction, Sandstone used “push-down” accounting treatment, and the $15.5 million note payable to DCR and the resulting goodwill were recorded in the financial statements of CM.

2.           Please explain how you considered the provisions of FIN 46R in determining whether you are required to consolidate Sandstone by way of your variable interests held in that entity.  Please provide your analysis that supports your conclusion.

Subsequent to the acquisition of CM by Sandstone, DCR performed a FIN 46R analysis to determine whether CM should continue to be consolidated into the financial statements of DCR.  The conclusion drawn from that analysis was that CM was not a VIE, and therefore it was not subject to the provisions of FIN 46R.  In reaching this conclusion, we considered, among others, the following facts, which we provided in our second response letter to the Commission:

•
All of the risks and benefits associated with the ownership of CM were transferred to Sandstone. That is, DCR is only entitled to receive the principal and interest payments on the note payable to DCR.  DCR has no other ability to share in the profit or upside potential of CM’s business.  Similarly, DCR is not subject to the risks or burdens associated with ownership of CM nor does it participate in any of CM’s losses beyond its interest in the note.

•
Upon the sale of CM, DCR retained no continuing profit participation, ownership interest, or fee arrangement on the loans originated or serviced by CM for other investors.  CM’s investor base was comprised of over 3,000 individual investors with investments totaling over $350 million, excluding loans serviced for DCR.

•
DCR does not possess any decision-making or managerial authority over CM whether contractual or otherwise.  Pursuant to the sale, DCR relinquished all managerial authority and control over CM to Sandstone.  Sandstone is the owner of CM, and all decision-making, management and ownership-type authority with respect to CM reside in the management of CM and its parent, Sandstone.  As DCR’s advisor, Sandstone manages DCR’s day-to-day operations, subject to the management agreement and the control and supervision of DCR’s Board of Directors, which is comprised of seven members, four of which are independent and have no affiliation with CM or Sandstone.

•	DCR has no veto power over CM’s major contracts or customers.

•
Upon the sale of CM, DCR entered into a Loan Servicing Agreement with CM pursuant to which CM originates and services loans for DCR.  Pursuant to the Loan Servicing Agreement DCR has the right, but not the obligation, to acquire loans from CM.  CM also has servicing agreements with numerous other investors.

•
Historically, CM has generated significant cash flow and operated a profitable business.   Therefore, CM did not need DCR to provide any ongoing financial support to or for the benefit of CM.  CM does not depend on DCR for financial support or survival.  As stated above, CM services a portfolio of over $350 million for private investors.

Similarly, management concluded that the contractual relationship between Sandstone and DCR did not meet the criteria under FIN 46R to constitute a variable interest and, therefore, it would not have been appropriate to consolidate Sandstone into the financial statements of DCR.  In reaching this conclusion, management considered the following facts:

•
DCR has no equity or debt investment in Sandstone. DCR has a contractual agreement with Sandstone whereby Sandstone provides customary management services. Management believes that the fees paid by DCR under such agreement are comparable to fees paid by other externally advised REITs and are market rate.

•
Further, as noted in our response to comment 1 above, CM is the obligor on the note payable to DCR.  Sandstone did not guarantee the note and is not otherwise obligated for the payment of the note.  Therefore, DCR’s recourse, in the event of non-payment, is to look to CM for payment or foreclose on the pledge of the ownership interest of Sandstone in CM.

•
Sandstone’s members have invested sufficient equity to finance Sandstone’s activities.  Like CM, Sandstone operates a service-oriented business that does not require significant capital to operate.  Moreover, Sandstone generates sufficient cash flow from its operations and through its ownership of CM and CMCFS to finance its activities.

•	Sandstone’s members possess all of the substantive decision-making authority; DCR has no voting rights and possesses no decision-making authority over Sandstone.

•
The members of Sandstone possess all of the benefits and risks of ownership of Sandstone.  Any losses sustained by Sandstone would be absorbed by its members.  Similarly, its members would also receive all profits upon liquidation.  Conversely, DCR would not participate in the losses sustained by Sandstone and would have no right to participate in any profits achieved by Sandstone.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (702) 739-9090.

Sincerely,

/s/Stacy M. Riffe
Stacy M. Riffe
Chief Financial Officer